0:00
[Music]
0:09
hi I'm Christina France I'm the
0:12
co-founder of Dolce Brooklyn artisanal
0:14
gelato this project started out as a
0:16
passion project I was tired of being
0:19
behind a computer so decided that we
0:21
wanted to really create something for
0:22
the community
0:24
we make our gelato in the traditional
0:26
Italian style that means it has a lot
0:28
less sugars than traditional American
0:30
ice cream
0:32
so what's the difference between gelato
0:34
and ice cream gelato is made with only
0:36
20 air whereas ice cream has about 40 to
0:39
50 air which makes it much more dense
0:42
and feels much creamer than it is
0:43
however gelato has significantly less
0:46
fat than ice cream because it's made
0:47
with mostly milk and not mostly cream to
0:50
make gelato you first take a combination
0:52
of sugars and some skim milk powder and

0:55
natural stabilizers then you take your
0:57
milk that we bring down from the Hudson
0:58
Valley as well as our cream and you
1:01
blend all of that together following
1:03
that you eat at our fresh fruit in this
1:04
case we're adding banana because we're
1:06
making banana gelato everything is
1:08
Blended really strongly and when it's
1:11
ready we extract it out and that's where
1:13
you'll see it coming out of the machine
1:14
and then it's ready for you to eat in
1:17
addition to our retail store we also
1:19
serve over 40 Restaurants in the greater
1:21
New York City area our goal is to
1:23
quadruple this in 2024 in order to do
1:27
that we need to raise money for a frozen
1:28
truck as well as an additional
1:30
production facility
1:32
hi my name is Van Cham I'm the executive
1:35
chef called Red Hook Tavern a restaurant
1:37
in Brooklyn New York we are an American
1:41
style classic Italian restaurant serving

1:43

some of the best burgers in New York and

1:45

also sort of best gelato in New York

1:48

um our gelato comes from Dolce Brooklyn

1:50

one of the best gelato place in all of

1:53

New York it is consistent it's delicious

1:55

and it's always just so so good

2:02

thank you